UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Check-Cap Ltd.

Full Name of Registrant

Former Name if Applicable

Check-Cap Building 29, Abba Hushi Avenue P.O. Box 1271

Address of Principal Executive Office (Street and Number)

Isfiya, 3009000, Mount Carmel, Israel

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Check-Cap Ltd. (the “Company”) has determined that it is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (the “Form 20-F”) by the prescribed filing date without unreasonable effort or expense. The Company currently anticipates that the Form 20-F will be filed within the extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As disclosed in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on April 15, 2025, the Company, on April 6, 2025, appointed RBSM LLP, as the Company’s new independent registered public accounting firm, to replace Fahn Kanne & Co., a member firm within Grant Thornton. RBSM LLP is conducting an audit of the Company’s financial statements for the period ended December 31, 2024.

The Company’s change in independent registered public accounting firm required the Company to commit additional resources to onboarding the new independent registered public accounting firm, including the transfer of supporting documentation, which was previously provided to the Company’s prior auditor. This additional administrative work reduced the resources the Company has available to complete its financial statements and the other disclosures for the Form 20-F. Therefore, the Company needs additional time to complete the Form 20-F.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David Lontini	+647	892-9516
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company has not completed its financial statements due to the reasons stated above, the Company is unable to provide a reasonable estimate of its results of operations for the fiscal year ended December 31, 2024. However, the Company expects to report significant changes to cash, cash equivalents and restricted cash and net loss for the fiscal year ended December 31, 2024, as compared to the fiscal year ended December 31, 2023, partially due to changes in pursuing and executing on its strategic development plan, including the previously announced business combination transactions.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties, including statements regarding the Company’s expectation that it will timely file its Form 20-F by the extended filing date pursuant to Rule 12b-25. Forward looking statements are based on current expectations but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including but not limited to risks and uncertainties related to the Company’s resources, business and prospects. There can be no assurance that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements.

Check-Cap Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 1, 2025	By:	/s/ Alan Lewis
Alan Lewis
Chief Financial Officer

3